UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Half Year Results 2003

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: July 30, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary

Media Release – Communiqué aux Médias – Medienmitteilung

Half Year Results 2003
Basel, Switzerland, 30 July 2003

   ‘Strong cash flow generation and earnings per share growth’

  Free cash flow(1) $707 million: gearing reduced to 22 percent
  Earnings per share(2) up 17 percent to $5.18: lower financing and tax rate
  Sales $4.1 billion, up 5 percent: 3 percent lower at constant exchange rates (CER)
  EBITDA $1165 million: improved product mix, cost synergies, favorable currency effect
Financial Highlights (unaudited)

	1st Half 2003 $ m	1st Half 2002 $ m	Actual %	CER(3) %

Sales	4105	3902	+ 5	- 3

Excluding Special Items(2)

EBITDA	1165	1099	+6	-
Profit before Tax	841	751	+12	+4

Net Income	527	448	+18
Earnings per Share (5)	$5.18	$4.41	+17

Including Special Items(4)
Profit before Tax	760	594
Net Income	468	328
Earnings per Share (5)	$4.60	$3.23

Growth rates in the following narrative are at CER(3).

Michael Pragnell, Chief Executive Officer, said:

“Syngenta has sustained progress in the first half of 2003 against a background of challenging conditions. We have reinforced the quality of our business through focused price management, tight financial control and continued modernization of the product portfolio; new products, particularly CALLISTO® and ACTARA®/CRUISER®, have maintained their encouraging growth. Seeds built on the performance achieved in the first quarter. We continue to meet cost synergy targets; cash generation and earnings per share growth remain strong.”

(1)	For a definition of free cash flow, see Note 10b, page 19.

(2)	Excluding special items of $81 million (2002: $157 million) being a net charge in respect of merger restructuring costs, see Note 8, page 17. See Footnote 4, page 9 for a description of EBITDA.

(3)	Growth rates are at constant exchange rates, see Note 4, page 13.

(4)	In accordance with International Financial Reporting Standards

(5)	Diluted EPS calculated on 101,730,032 shares.

Highlights for 1st Half 2003

Sales during the first half of 2003 were up five percent; excluding a $320 million currency benefit, sales were three percent lower. At constant exchange rates Crop Protection sales were four percent lower; excluding the impact of product range rationalization ($70 million) sales were two percent lower (CER). In Seeds sales (CER) were up three percent.

EBITDA, at constant exchange rates, was unchanged; the reported margin was 28.4 percent (2002: 28.2 percent); the margin at CER was up 0.8 percent.

Earnings per share excluding special items were up 17 percent to $5.18. Special items reduced earnings per share by $0.58 to $4.60.

Currency: the continued weakness of the US dollar resulted in an eight percent positive impact on sales; the strength of the Euro, combined with a positive contribution from other currencies and hedging benefits, contributed $67 million to EBITDA.

Crop Protection: the business has focused on price management and portfolio modernization in conditions where demand during the first half of the year has been slow in many areas and remains below external forecasts; unusually dry conditions in Europe have reduced grower demand, particularly in fungicides. Demand in a number of Asian markets has been weak.

The focus on price has succeeded in arresting the recent trend of price erosion, against continuing pressure particularly in US herbicides, albeit at the expense of TOUCHDOWN® IQ® volumes.

Growth of new products amounted to $121 million (CER), to bring total new product sales for the period to $338 million with particularly strong performances from CALLISTO® and ACTARA®/CRUISER®. Range rationalization resulted in sales being reduced by $70 million (CER) during the period (2002: $96 million). This program is expected to be completed by the end of 2004.

With lower sales, albeit an improving product mix, EBITDA at $1060 million was two percent lower (CER).

Seeds: Sales increased across the portfolio: notable growth was achieved in Europe in vegetables, flowers and sunflowers; in the USA growth was driven by field crops, notably corn which benefited from a change in US distributor arrangements, and flowers. EBITDA at $180 million was up five percent (CER).

Plant Science: Plans are progressing for the launch of microbial phytase in 2004 and VIP (new insect control technology) in 2004/2005 subject to US regulatory approval.

Synergies: Synergies totaling $84 million were realized in the first half of the year bringing cumulative savings since merger to $446 million. The program remains on track to deliver the full year target of $138 million.

Special Items: Special charges of $81 million before tax relate to restructuring costs associated with implementation of the merger synergy program and a gain of $39 million from the receipt of shares and warrants from the Diversa research agreement completed earlier this year.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 2 OF 23

Cash Flow and Balance Sheet: Free cash flow of $707 million (2002: $398 million) was particularly strong due to a further reduction in average trade working capital associated largely with the early collection of receivables combined with lower tax and interest payments. The ratio of trade working capital as a percentage of sales at period end improved to 44 percent (2002 half year: 51 percent). Fixed capital expenditure of $112 million was below depreciation of $133 million.

At period end, net debt (see Note 10a, page 19) reduced to $1.1 billion (30 June 2002: $1.8 billion) representing a gearing ratio of 22 percent (30 June 2002: 40 percent).

Outlook

Michael Pragnell, Chief Executive Officer, said:

“Sales in the second half are expected to benefit from robust progress in Latin America which is likely to be offset by continued weakness in Europe and Asia. For the full year 2003, our continuing focus on pricing and cost management is expected to deliver an increase in EBITDA and significant growth in earnings per share, even though at current exchange rates, most of the currency benefit on EBITDA seen in the first half is expected to unwind.

“We remain committed to sustaining a cost-competitive organization focused on value creation; Syngenta is well-positioned to handle the changing agricultural environment through its broad and innovative product range and marketing strengths.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN), and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	O’Patrick Wilson (Switzerland)	+41 61 323 2323
	Judith Auchard (UK)	+44 (0)1483 260184
	Lori Captain (USA)	+ 1 (302) 425 2121

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 3 OF 23

Crop Protection

Except where stated, all narrative in this section refers to the half year. Percentage growth rates are at CER, see Note 4, page 13. See Note 5, page 14, for a definition of range rationalization (Ex RR CER).

	Half Year		Growth			2nd Quarter		Growth

Product line	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	(CER) %	Ex RR CER %

Selective herbicides	1187	1125	+5	- 1	-	622	591	+5	- 1	-
Non-selective herbicides	364	381	- 4	- 9	- 9	218	230	- 5	- 9	- 9
Fungicides	898	871	+3	- 8	- 6	474	473	-	- 9	- 8
Insecticides	506	480	+5	- 2	+3	288	286	+1	- 5	+1
Professional products	328	304	+8	+3	+4	159	154	+3	- 2	-
Others	87	95	- 8	-21	-11	39	50	-20	-27	-12

Total	3370	3256	+4	- 4	- 2	1800	1784	+1	- 6	- 3

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO®/LUMAX™, DUAL® MAGNUM, FUSILADE®MAX, TOPIK®

Excluding the impact of range rationalization, selective herbicide sales were unchanged. In corn herbicides sales of the CALLISTO® range grew strongly to $193 million driven by the successful US launch of a new combination product, LUMAX™, for broad-spectrum weed control essential to high-yielding corn. The US corn herbicide market continued to be adversely affected by significant pricing pressure and increased penetration of herbicide-tolerant corn which resulted in reduced sales of DUAL®/BICEP® MAGNUM. In cereals, sales of the grass herbicide TOPIK® increased strongly as a result of broad-based growth, particularly in Canada.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Sales of the premium priced TOUCHDOWN® IQ® were lower due to an increasingly competitive US glyphosate market with significant generic pressure and price reductions. The launch of TOUCHDOWN® CF®, currently underway for use in the lower-priced chemfallow market, is the first in a sequence of new introductions that will equip Syngenta to compete in all glyphosate segments. Sales of GRAMOXONE® were also lower: channel de-stocking and competitor pressure in China and delayed sales in Mexico more than offset strong performances in Australia, Brazil and smaller Asian markets.

Fungicides: major brands ACANTO®, AMISTAR ®, BRAVO® , RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Excluding the impact of range rationalization, fungicides sales were down six percent. This decline was a consequence of dry weather in the north European market, notably France and Germany, which resulted in significantly lower usage on cereals, particularly a reduction in the important first application. The roll-out of two competitor strobilurins impacted Syngenta’s particularly high share in this sector. As a result of these factors, sales of ACANTO® and AMISTAR ® were lower in Europe although AMISTAR® continued to grow in the USA and Brazil. Growth of SCORE® in western Europe and RIDOMIL® in the USA, largely offset lower sales of TILT® and other smaller products.

Insecticides: major brands ACTARA ®, FORCE®, KARATE® , PROCLAIM®, VERTIMEC®

Excluding the impact of range rationalization, insecticides sales were up three percent. ACTARA ® continued to grow strongly across most markets, achieving sales of $61 million. FORCE® sales increased in the USA due to high corn rootworm infestation and PROCLAIM® continued to progress in the Japanese vegetable market. KARATE® sales were slightly down, with growth in NAFTA offset by reductions in Asia.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 4 OF 23

Professional Products: major brands CRUISER ®, DIVIDEND®, HERITAGE® , ICON®, MAXIM®

Excluding the impact of range rationalization, professional products sales were up four percent. Seed Treatment sales continued to grow strongly driven by growth of CRUISER® (sales totaling $51 million) particularly in North America. Sales of Turf and Ornamentals were lower largely due to reduced early season demand in the USA although sales in Japan showed encouraging growth. First sales of IMPASSE™, the innovative termite barrier, were made in the USA.

	Half Year		Growth			2nd Quarter		Growth

Regional	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %	2003 $m	2002 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	1335	1218	+10	- 8	- 4	665	609	+9	- 7	- 3
NAFTA	1345	1378	- 2	- 3	- 2	783	831	- 6	- 6	- 6
Latin America	243	210	+16	+16	+17	133	114	+17	+17	+18
Asia Pacific	447	450	- 1	- 8	- 4	219	230	- 5	-10	- 5

Total	3370	3256	+4	- 4	- 2	1800	1784	+1	- 6	- 3

Sales in Europe, Africa and the Middle East were eight percent lower; ex range rationalization four percent lower. Broad-based growth was achieved in southern Europe, notably in Spain and Italy, capitalizing on strong early demand; this was insufficient to offset a decline in northern Europe largely due to dry conditions and new competitor strobilurins. Eastern European sales made encouraging progress in the second quarter.

In NAFTA sales were up strongly in Canada, more than offsetting delays in Mexico following price increases implemented earlier in the year. Resistance to following competitor discounting in two product areas led to reduced sales in the USA in the second quarter: TOUCHDOWN® IQ® maintained premium pricing in the glyphosate market, while DUAL®/BICEP® MAGNUM was affected in the highly competitive corn selective herbicide market. This was partly offset by growth in CALLISTO®/LUMAX™, FORCE® and seed treatments.

Sales in Latin America recovered strongly. Brazil benefited from the program to align sales with consumption and reduce distributor stocks to a sustainable level. Business quality improved markedly through rigorous pricing and credit management; this strategy has resulted in market share gains with a positive outlook for further growth. Argentina has continued to build on its new business model, with sales more than doubling while remaining on secure terms.

In Asia Pacific sales were lower largely due to market decline in Korea combined with channel de-stocking and competitor pressure in China. Sales in Japan were broadly flat; in Australia growth was achieved following some rainfall after prolonged drought.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 5 OF 23

Seeds

Except where stated, all narrative in this section refers to the half year. Percentage growth rates are at CER, see Note 4, page 13.

	Half Year			Growth		2nd Quarter			Growth

	2003	2002	Actual	CER	Ex RR (CER)	2003	2002	Actual	CER	Ex RR (CER)
Product line	$m	$m	%	%	%	$m	$m	%	%	%

Field Crops	430	381	+13	+2	+2	156	141	+11	+3	+3
Vegetables & Flowers	305	265	+15	+3	+3	150	133	+12	+1	+1

Total	735	646	+14	+3	+3	306	274	+11	+2	+2

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of NK® corn in the USA increased strongly following the launch of 14 premium priced new hybrids and benefited from changes to distributor arrangements. Oilseeds sales were up strongly primarily due to high growth in sunflowers in Europe, with anticipated market share gains. Sales of HILLESHÖG® sugar beet were lower in NAFTA and Europe in declining markets.

Sales of GM product accounted for 18 percent of total Seeds sales.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Sales of S&G® vegetables continued to grow with particularly strong results from tomatoes in Europe; growth was offset by lower sales in the USA and Korea.

The development of New Produce Network in the USA has continued with roll-out in 900 outlets; this will further enhance business focus on the fresh produce sector.

New product introductions underpinned sales of S&G® flowers in Europe and the USA.

	Half Year			Growth		2nd Quarter			Growth

	2003	2002	Actual	CER	Ex RR (CER)	2003	2002	Actual	CER	Ex RR (CER)
Regional	$m	$m	%	%	%	$m	$m	%	%	%

Europe, Africa & Middle East	394	316	+25	+4	+4	150	119	+26	+5	+5
NAFTA	286	270	+6	+6	+6	115	113	+2	+1	+1
Latin America	25	33	-24	-25	-25	23	27	-13	-14	-14
Asia Pacific	30	27	+8	+1	+1	18	15	+12	+7	+7

Total	735	646	+14	+3	+3	306	274	+11	+2	+2

Sales in Europe, Africa and the Middle East increased due to strong performances in vegetables, flowers and sunflowers.

In NAFTA increased sales of corn and flowers more than offset declines in sugar beet and vegetables.

Sales reductions in Latin America reflect implementation of a risk management strategy, with sales aligned closer to planting.

In Asia Pacific sales were up slightly with encouraging results in India and Australia.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 6 OF 23

Synergy and Cost Reduction Programs

During the first half of 2003 cost savings of $84 million were delivered; cumulative savings of $446 million at a cumulative cash cost of $817 million have been achieved.

During the period some $48 million has been realized in Cost of Goods; $12 million from Selling, General and Administrative; and $24 million from Research and Development. Since merger, the total number of employees has been reduced by some 3,000.

Currency

For the full year, the impact of currency movements on EBITDA at current exchange rates, is expected to be broadly neutral. In the second half reduced benefit from the stronger Euro and from hedging will largely offset the positive currency effect registered in the first half.

Taxation

Ongoing restructuring has resulted in a further reduction in the tax rate, for the ongoing business, to 37 percent (December 2002: 39 percent).

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 7 OF 23

Unaudited Half Year Segmental Results (1)

Total Syngenta	1st Half 2003 $m	1st Half 2002 $m	CER(2) %

Sales	4105	3902	- 3

Gross profit	2185	2055	- 1
Marketing and distribution	(602)	(549)	-
Research and development	(355)	(336)	+ 5
General and administrative	(318)	(323)	+ 4

Operating income	910	847	+ 2

EBITDA	1165	1099	-

EBITDA (%)	28.4	28.2

Crop Protection	1st Half 2003 $m	1st Half 2002 $3m	CER(2) %

Sales	3370	3256	- 4

Gross profit	1799	1716	- 1
Marketing and distribution	(470)	(433)	-
Research and development	(224)	(206)	+ 4
General and administrative	(274)	(277)	+ 3

Operating income	831	800	-

EBITDA	1060	1028	- 2

EBITDA (%)	31.4	31.6

Seeds	1st Half 2003 $ m	1st Half 2002 $ m	CER(2) %

Sales	735	646	+ 3

Gross profit	386	339	+ 1
Marketing and distribution	(132)	(116)	- 3
Research and development	(62)	(57)	+ 2
General and administrative	(35)	(37)	+ 13

Operating income	157	129	+ 5

EBITDA	180	148	+ 5

EBITDA (%)	24.5	22.9

Plant Science	1st Half 2003 $ m	1st Half 2002 $ m	CER(2) %

Sales	-	-	-

Gross profit	-	-	-
Marketing and distribution	-	-	-
Research and development	(69)	(73)	+ 11
General and administrative	(9)	(9)	+ 2

Operating loss	(78)	(82)	+ 10

EBITDA	(75)	(77)	+ 8

EBITDA (%)	n/a	n/a

(1)	Excluding special items.
(2)	Growth at constant exchange rates, see Note 4.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 8 OF 23

Unaudited Interim Financial Information

The following unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). A reconciliation to US GAAP has been prepared for US investors.

Unaudited Interim Condensed Consolidated Income Statement

	Including Special Items(1)		Special Items		Excluding Special Items

For the six months to 30 June	2003 $m	2002 $ m	2003 $m	2002 $m	2003 $m	2002 $m	CER(2) %

Sales	4105	3902	-	-	4105	3902	- 3

Cost of goods sold	(1920)	(1847)	-	-	(1920)	(1847)	+ 6

Gross profit	2185	2055	-	-	2185	2055	- 1

Marketing and distribution	(602)	(549)	-	-	(602)	(549)	-

Research and development	(355)	(336)	-	-	(355)	(336)	+ 5

General and administrative	(318)	(323)	-	-	(318)	(323)	+ 4

Merger and restructuring costs	(81)	(157)	(81)	(157)	-	-	-

Operating income	829	690	(81)	(157)	910	847	+ 2

Associates and joint ventures	(1)	(3)	-	-	(1)	(3)	+ 67

Financial expense, net	(68)	(93)	-	-	(68)	(93)	+ 21

Income before taxes and
minority interests	760	594	(81)	(157)	841	751	+ 4

Income tax expense	(289)	(264)	22	37	(311)	(301)	n/a

Income before minority interests	471	330	(59)	(120)	530	450	n/a

Minority interests	(3)	(2)	-	-	(3)	(2)	n/a

Net income	468	328	(59)	(120)	527	448	n/a

Earnings per share (3)
- basic	$4.61	$3.23	$(0.58)	$(1.19)	$5.19	$4.42
- diluted	$4.60	$3.23	$(0.58)	$(1.18)	$5.18	$4.41

EBITDA(4)	1087	989	(78)	(110)	1165	1099	-

(1)	The condensed consolidated income statement including special items is prepared in accordance with IFRS.

(2)	Growth rates are at constant exchange rates, see Note 4.

(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2003 basic EPS 101.5 million and diluted EPS 101.7 million; 2002 basic EPS 101.4 million and diluted EPS 101.6 million.

(4)	EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Informationconcerning EBITDA has been included as it is used by investors as one measure of an issuer’s ability to service or incurindebtedness. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accountingprinciples and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of othercompanies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordancewith generally accepted accounting principles.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 9 OF 23

Unaudited Interim Condensed Consolidated Balance Sheet

	30 June 2003 $m	30 June 2002 $m	31 December 2002 $m

Assets
Current assets
Cash and cash equivalents	283	260	232
Trade accounts receivable	2303	2589	1602
Other accounts receivable	333	292	243
Other current assets	674	494	516
Inventories	1633	1631	1704

Total current assets	5226	5266	4297

Non-current assets
Property, plant and equipment	2307	2352	2310
Intangible assets	2708	2943	2813
Investments in associates and joint ventures	98	97	95
Deferred tax assets	701	714	666
Other financial assets	404	271	345

Total non-current assets	6218	6377	6229

Total assets	11444	11643	10526

Liabilities and Equity
Current liabilities
Trade accounts payable	(1094)	(1079)	(725)
Current financial debts	(776)	(1034)	(1207)
Income taxes payable	(430)	(312)	(210)
Other current liabilities	(929)	(899)	(794)
Provisions	(218)	(239)	(222)

Total current liabilities	(3447)	(3563)	(3158)

Non-current liabilities
Non-current financial debts	(952)	(1238)	(925)
Deferred tax liabilities	(1158)	(1283)	(1098)
Provisions	(923)	(894)	(915)

Total non-current liabilities	(3033)	(3415)	(2938)

Total liabilities	(6480)	(6978)	(6096)
Minority interests	(62)	(78)	(80)
Total shareholders’ equity	(4902)	(4587)	(4350)

Total liabilities and equity	(11444)	(11643)	(10526)

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 10 OF 23

Unaudited Interim Condensed Consolidated Cash Flow Statement

For the six months to 30 June	2003 $m	2002 $m

Operating income	829	690

Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	136	176
Intangible assets	123	127
Loss/(Gain) on disposal of fixed assets	(46)	(27)
Charges in respect of provisions	216	188
Cash (paid)/received in respect of;
Interest and other financial receipts	38	40
Interest and other financial payments	(119)	(189)
Taxation	(23)	(148)
Merger and restructuring costs	(104)	(107)
Other provisions	(74)	(53)

Cash flow before working capital changes	976	697
Change in net current assets and other operating cash flows	(154)	(148)

Cash flow from operating activities	822	549

Additions to property, plant and equipment	(88)	(65)
Proceeds from disposals of property, plant and equipment	10	34
Purchase of intangibles, investments in associates and other financial assets	(24)	(138)
Proceeds from disposals of intangible and financial assets	5	3
Proceeds from business divestments	(1)	10
Acquisition of minorities	(29)	-

Cash flow (used for)/from investing activities	(127)	(156)

Increases in third party interest-bearing debt	-	168
Repayment of third party interest-bearing debt	(587)	(543)
Dividends paid to group shareholders	(65)	(48)
Dividends paid to minorities	(4)	(3)

Cash flow used for financing activities	(656)	(426)

Net effect of currency translation on cash and cash equivalents	12	5

Net change in cash and cash equivalents	51	(28)

Cash and cash equivalents at the beginning of the period	232	288

Cash and cash equivalents at the end of the period	283	260

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 11 OF 23

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

Total equity $m

31 December 2001	4086
Net income	328
Unrealized holding gains/(losses) on available for sale financial assets	(21)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	34
Income tax (charged)/credited to equity	(4)
Dividends paid to group shareholders	(48)
Foreign currency translation effects	212

30 June 2002	4587

31 December 2002	4350
Net income	468
Unrealized holding gains/(losses) on available for sale financial assets	14
Unrealized gains/(losses) on derivatives designated as cash flow hedges	14
Income tax (charged)/credited to equity	16
Acquisition of minority interests	(5)
Dividends paid to group shareholders	(65)
Foreign currency translation effects	110

30 June 2003	4902

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 12 OF 23

Notes to the Unaudited Interim Financial Information

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended 30 June 2003 are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2002 Financial Report, applied consistently. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the six months ended 30 June 2002 and 2003 as detailed in Note 11.

The consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: New Accounting Standards - IFRS

No new IFRS accounting pronouncements were adopted in the six months ended 30 June 2003. The effect of adoption of new US GAAP accounting pronouncements is described in Note 12 below.

Note 3: Changes in the Scope of Consolidation

On 28 January 2003 additional shares were acquired in Syngenta India Limited increasing Syngenta's shareholding to 84% from 51%. The acquisition was accounted for under the purchase method at a cost of $29 million. Goodwill of $6 million was recognized on this transaction and will be amortized over a period of 10 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Note 4: Constant Exchange Rates

In this report results from one period to another period are compared using constant exchange rates (CER) where appropriate. To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 6 for information on average exchange rates in 2003 and 2002.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 13 OF 23

Note 5: Sales Excluding Range Rationalization (Ex RR)

Following the formation of Syngenta, Crop Protection has set out to improve business quality and create value through the rationalization and modernization of the product portfolio. From 121 active ingredients (AIs) at the time of the merger, plans are in place to reduce the portfolio to 76 AIs and the range had been reduced to 89 AIs by the end of 2002. In addition, various third party products previously formulated and distributed by Syngenta but generating lower levels of profitability have been exited. Sales growth rates excluding rationalization impact has been calculated by excluding the sales decline between current year and prior period caused by these phase-out products, at constant exchange rates.

Note 6: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average	Average	Period end	Period end
	1st Half 2003	1st Half 2002	30 June 2003	30 June 2002

Swiss franc. CHF	1.35	1.66	1.36	1.48

Pound sterling. GBP	0.62	0.70	0.61	0.65

Yen. JPY	118.77	130.47	119.94	118.92

Euro. EUR	0.91	1.13	0.88	1.01

Brazilian real. BRL	3.31	2.39	2.88	2.82

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheets.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 14 OF 23

Note 7a: Unaudited Half Year Product Line and Regional Sales

	1st Half 2003	1st Half 2002	Actual	CER (1)	Ex RR (2)
Syngenta	$m	$m	%	%	%

Crop Protection	3370	3256	+ 4	- 4	- 2
Seeds	735	646	+ 14	+ 3	+ 3

Total	4105	3902	+ 5	- 3	- 1

Crop Protection

Product line
Selective herbicides	1187	1125	+ 5	- 1	-
Non-selective herbicides	364	381	- 4	- 9	- 9
Fungicides	898	871	+ 3	- 8	- 6
Insecticides	506	480	+ 5	- 2	+ 3
Professional products	328	304	+ 8	+ 3	+ 4
Others	87	95	- 8	- 21	- 11

Total	3370	3256	+ 4	- 4	- 2

Regional
Europe, Africa and Middle East	1335	1218	+ 10	- 8	- 4
NAFTA	1345	1378	- 2	- 3	- 2
Latin America	243	210	+ 16	+ 16	+ 17
Asia Pacific	447	450	- 1	- 8	- 4

Total	3370	3256	+ 4	- 4	- 2

Seeds

Product line
Field Crops	430	381	+ 13	+ 2	+ 2
Vegetables and Flowers	305	265	+ 15	+ 3	+ 3

Total	735	646	+ 14	+ 3	+ 3

Regional
Europe, Africa and Middle East	394	316	+ 25	+ 4	+ 4
NAFTA	286	270	+ 6	+ 6	+ 6
Latin America	25	33	- 24	- 25	- 25
Asia Pacific	30	27	+ 8	+ 1	+ 1

Total	735	646	+ 14	+ 3	+ 3

(1)	Growth at constant exchange rates, see Note 4,
(2)	Growth at constant exchange rates excluding the effects of range rationalization, see Note 5.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 15 OF 23

Note 7b: Unaudited Second Quarter Product Line and Regional Sales

	2nd Quarter 2003	2nd Quarter 2002	Actual	CER(1)	Ex RR (2)
Syngenta	$m	$m	%	%	%

Crop Protection	1800	1784	+ 1	- 6	- 3
Seeds	306	274	+ 11	+ 2	+ 2

Total	2106	2058	+ 2	- 5	- 3

Crop Protection

Product line
Selective herbicides	622	591	+ 5	- 1	-
Non-selective herbicides	218	230	- 5	- 9	- 9
Fungicides	474	473	-	- 9	- 8
Insecticides	288	286	+ 1	- 5	+ 1
Professional products	159	154	+ 3	- 2	-
Others	39	50	- 20	- 27	- 12

Total	1800	1784	+ 1	- 6	- 3

Regional
Europe, Africa and Middle East	665	609	+ 9	- 7	- 3
NAFTA	783	831	- 6	- 6	- 6
Latin America	133	114	+ 17	+ 17	+ 18
Asia Pacific	219	230	- 5	- 10	- 5

Total	1800	1784	+ 1	- 6	- 3

Seeds

Product line
Field Crops	156	141	+ 11	+ 3	+ 3
Vegetables and Flowers	150	133	+ 12	+ 1	+ 1

Total	306	274	+ 11	+ 2	+ 2

Regional
Europe, Africa and Middle East	150	119	+ 26	+ 5	+ 5
NAFTA	115	113	+ 2	+ 1	+ 1
Latin America	23	27	- 13	- 14	- 14
Asia Pacific	18	15	+ 12	+ 7	+ 7

Total	306	274	+ 11	+ 2	+ 2

(1)	Growth at constant exchange rates, see Note 4
(2)	Growth at constant exchange rates excluding the effects of range rationalization, see Note 5.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 16 OF 23

Note 8: Impact of Special Items, net

	1st Half 2003		1st Half 2002
	$m	$m	$m	$m

Income statement charge

Merger integration costs		(8)		(10)

Restructuring costs:

Write-off or impairment of property, plant & equipment	(3)		(47)

Non-cash pension restructuring charges	-		(12)

Cash costs	(111)		(90)

Total		(114)		(149)

Gains from mandated product disposals		2		2

Gain on sale of technology & intellectual property license		39		-

Total special items, net		(81)		(157)

Special items are material items that management regards as requiring separate disclosure to provide a more thorough understanding of business performance.

Merger integration costs are the costs associated with establishing the operations of Syngenta, which was formed from the merger of Novartis agribusiness and Zeneca agrochemicals business in November 2000.

Restructuring costs are the costs of implementing the synergy programs following the formation of Syngenta.

In 2003 Syngenta signed a research agreement with Diversa Corporation ("Diversa"), under which Diversa acquired an exclusive, royalty-free perpetual license for technology and intellectual property in the pharmaceutical field in exchange for stock and warrants in Diversa. Following completion of this transaction Syngenta closed the Torrey Mesa Research Institute, Syngenta's facility in La Jolla, California. Costs relating to the closure are included in restructuring costs.

The non-cash pension restructuring charges represent those direct effects of restructuring initiatives on defined benefit pension plans, for which there is no corresponding identifiable cash payment. Where identifiable cash payments to pension funds are required to provide incremental pension benefits for employees leaving service as a result of restructuring, the amounts involved have been included within cash costs.

The post-tax impact of special items reduced diluted earnings per share by $0.58 to $4.60 during 2003 (by $1.18 to $3.23 in 2002).

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 17 OF 23

Note 9a: Reconciliation of EBITDA to Net Income

	1st Half 2003			1st Half 2002

	Including		Excluding	Including		Excluding
	Special	Special	Special	Special	Special	Special
	Items	Items	Items	Items	Items	Items
	$m	$m	$m	$m	$m	$m

Net Income	468	(59)	527	328	(120)	448

Minority interests	3	-	3	2	-	2

Income tax expense	289	(22)	311	264	(37)	301

Financial expense, net	68	-	68	93	-	93

Depreciation, amortization and impairment	259	3	256	302	47	255

EBITDA	1087	(78)	1165	989	(110)	1099

Note 9b: Reconciliation of Segment EBITDA to Segment Operating Income

	1st Half 2003			1st Half 2002

	Including		Excluding	Including		Excluding
	Special	Special	Special	Special	Special	Special
	Items	Items	Items	Items	Items	Items
Crop Protection	$m	$m	$m	$m	$m	$m

Operating income	750	(81)	831	643	(157)	800

Loss from associates	(2)	-	(2)	(3)	-	(3)

Depreciation, amortization and impairment	234	3	231	278	47	231

EBITDA	982	(78)	1060	918	(110)	1028

Seeds

Operating Income	157	-	157	129	-	129

Income from associates	1	-	1	-	-	-

Depreciation, amortization and impairment	22	-	22	19	-	19

EBITDA	180	-	180	148	-	148

Plant Science

Operating Loss	(78)	-	(78)	(82)	-	(82)

Loss from associates	-	-	-	-	-	-

Depreciation, amortization and impairment	3	-	3	5	-	5

EBITDA	(75)	-	(75)	(77)	-	(77)

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 18 OF 23

Note 10a: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2003	2002
	$m	$m

Opening balance at 1 January	1671	2219
Acquisitions and disposals	-	-
Other non-cash items	(44)	(22)
Foreign exchange effect on debt	74	(12)
Sale of Treasury Stock	-	-
Dividends paid to group shareholders	65	48
Dividends paid to minorities	4	3
Free cash flow	(707)	(398)

Closing balance as at 30 June	1063	1838

Constituents of closing balance;
Cash and cash equivalents	(283)	(260)
Current financial debts	776	1034
Non-current financial debts	952	1238
Financing-related derivatives (1)	(382)	(174)

Closing balance at 30 June	1063	1838

(1) Included within other current assets.

Note 10b: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities, but prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share buyback and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

	1st Half	1st Half
	2003	2002
	$m	$m

Cash flow from operating activities	822	549
Cash flow (used for)/from investing activities	(127)	(156)

Free cash flow, pre-foreign exchange effect	695	393
Foreign exchange effect on cash and cash equivalents	12	5

Free cash flow	707	398

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 19 OF 23

Note 11: Reconciliation to US GAAP from the Interim Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

	2003	2002
Net income (for the six months ended 30 June)	$m	$m

Net income/(loss) under IFRS	468	328
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	21	25
Other acquisitions	(33)	(47)
Impairment losses	-	-
Restructuring charges	45	-
Pension provisions (including post-retirement benefits)	-	(4)
Stock-based compensation	1	-
Deferred taxes on unrealized profit in inventory	(13)	(25)
Capitalized costs, less disposals and depreciation	3	-
Deferred tax effect on US GAAP adjustments	(4)	7

Net income under US GAAP	488	284

Weighted average number of ordinary shares in issue - basic	101.5	101.4
Weighted average number of ordinary shares in issue - diluted	101.7	101.6

Earnings per Share under US GAAP (basic)	$4.81	$2.80

Earnings per Share under US GAAP (diluted)	$4.80	$2.80

	2003	2002
Equity (as at 30 June)	$m	$m

Equity under IFRS	4902	4587
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(461)	(485)
Other acquisitions	898	1051
Impairment losses	23	-
Restructuring charges	36	-
Pension provisions (including post-retirement benefits)	(95)	(6)
Stock-based compensation	-	-
Deferred taxes on unrealized profit in inventory	(58)	(52)
Capitalized costs, less disposals and depreciation	29	29
Deferred tax effect on US GAAP adjustments	(177)	(243)

Equity under US GAAP	5097	4881

For the six months ended 30 June 2003, the net income under IFRS was $468 million, compared to a net income of $488 million under US GAAP.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 20 OF 23

The differences for purchase accounting result from the application of different purchase accounting requirements under IFRS and US GAAP to business combinations completed in prior periods, and the different subsequent accounting for goodwill. The different IFRS and US GAAP purchase accounting requirements which applied when previous business combinations were completed, resulted in different balance sheet values for goodwill and intangible assets related to those acquisitions. For intangible assets, this has led to different amortization charges in each subsequent accounting period, including 2002 and 2003. Also, as Syngenta adopted SFAS No. 142 ‘Goodwill and Intangible Assets’, as of 1 January 2002, it ceased to record goodwill amortization for US GAAP from that date. The difference of $21 million arising in pre-tax income in respect of purchase accounting for Zeneca agrochemicals principally represents the goodwill amortization expense recorded under IFRS. The difference of $(33) million in pre-tax income in respect of other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.

The difference of $45 million in pre-tax income in respect of restructuring provisions mainly represents employee termination costs which have been recorded under IFRS, but have not been recognized for US GAAP because the employees affected will continue to work beyond the minimum retention period stipulated by SFAS No.146. These costs will be recognized for US GAAP in future periods as the employees complete their remaining service.

The difference arising in shareholders' equity for pension provisions at 30 June 2003 includes $94 million which was directly charged to US GAAP shareholders' equity in 2002, due to the recent decline in value of pension assets. US GAAP, unlike IFRS, requires provisions to be at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. This adjustment did not affect cash or earnings.

Note 12: New US GAAP Accounting Pronouncements

SFAS No. 143, ‘Accounting for Asset Retirement Obligations’, was adopted by Syngenta with effect from 1 January 2003 and did not have a material effect on the financial statements.

SFAS No. 146, ‘Accounting for Costs Associated with Exit and Disposal Activities’, was adopted by Syngenta with effect from 1 January 2003 and applies to exit and disposal activities initiated after 31 December 2002. Therefore it had no effect on the opening balance of consolidated retained earnings at 1 January 2003. SFAS No. 146 superseded EITF 94-3. Restructuring costs of $38 million, which would have been recognized in net income for the six months ended 30 June 2003 had EITF 94-3 still been in force, will be recognized in later periods in accordance with SFAS No. 146.

The initial recognition and initial measurement provisions of FASB Interpretation No. 45, ‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’, was adopted by Syngenta with effect from 1 January 2003, and did not have a material effect on the financial statements.

FASB Interpretation No. 46, ‘Consolidation of Variable Interest Entities’, was adopted by Syngenta with effect from 1 January 2003 and had no effect on the scope of consolidation or on the financial statements.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 21 OF 23

Announcements and Meetings

Third quarter trading statement 2003	22 October 2003
Announcement of full year results 2003	11 February 2004
AGM and first quarter trading statement 2004	27 April 2004
Announcement of half year results 2004	29 July 2004

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides

APIRO®	novel grass weed herbicide for rice
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FLEX®	broad spectrum broad-leaf weed herbicide for soybeans
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX TM	Unique season-long grass and broad leaf weed control
TOPIK®	post-emergence grass weed killer for wheat

Non-selective Herbicides

GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN ®	systemic total vegetation control
TOUCHDOWN ® IQ®	improved TOUCHDOWN®

Fungicides

ACANTO®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD ®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX ®	cereal and vine fungicide with unique mode of action

Insecticides

ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE ®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton

Professional Products

AVID®	acaricide for ornamentals
BARRICADE®	pre-emergence crabgrass herbicide for turf
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE™	termite barrier
MAXIM®	broad spectrum seed treatment fungicide

Field Crops

NK®	global brand for corn, oilseeds and other field crops
HILLESHÖG®	global brand for sugar beet

Vegetables and Flowers

S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 22 OF 23

Addresses for Correspondence

	UK Registrar for non-		Swedish Securities
Swiss Depositary	CREST account holders	Depositary for ADRs	Register Center

SEGA Aktienregister AG	Lloyds TSB Registrars	The Bank of New York	VPC AB
P.O.Box	The Causeway	Shareholder Relations	Box 7822
CH-4601 Olten	Worthing	PO Box 11258	S-103 97 Stockholm
	West Sussex	Church Street Station	Sweden
	BN99 6DA	New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +44 (0)1903 502541	Tel: +1 (212) 815 6917	Tel: +46 (0)8 402 9000

Registered Office

Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA HALF YEAR RESULTS 2003 / PAGE 23 OF 23